
05049007
2004
MUELLER
INDUSTRIES, INC.
MAR 2 9 2005
12-25-04
PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL


Mueller Industries, Inc. (NYSE: MLI) is a
leading U.S. manufacturer of copper tube
and fittings; brass and copper alloy rod, bar,
and shapes; aluminum and brass forgings;
aluminum and copper impact extrusions;
plastic fittings and valves; refrigeration
valves and fittings; and
fabricated tubular products.

FINANCIAL & OPERATING HI[illegible]

(In thousands, except per share data)	2004	2003	2002	2001	2000
Summary of Operations					
Net sales	$ 1,379,056	$ 999,078	$ 952,983	$ 969,106	$ 1,157,660
Product shipments (in millions of pounds)	734.7	695.8	694.0	649.9	732.5
Net income	$ 79,416	$ 45,381	$ 77,992	$ 66,955	$ 92,690
Diluted earnings per share	$ 2.15	$ 1.23	$ 2.11	$ 1.80	$ 2.43
Dividends per share	$ 15.40	$ -	$ -	$ -	$ -
Significant Year-End Data					
Cash and cash equivalents	$ 47,449	$ 255,088	$ 217,601	$ 121,862	$ 100,268
Ratio of current assets to current liabilities	2.5 to 1	4.8 to 1	4.7 to 1	4.0 to 1	3.4 to 1
Long-term debt (including current portion)	$ 315,978	$ 14,272	$ 18,166	$ 50,973	$ 106,884
Debt as a percent of total capitalization	47.3%	1.7%	2.4%	7.0%	14.8%
Stockholders' equity	$ 351,686	$ 814,858	$ 753,523	$ 672,933	$ 614,105
Book value per share	$ 9.66	$ 23.77	$ 22.00	$ 20.11	$ 18.41
Capital expenditures	$ 19,980	$ 27,236	$ 23,265	$ 46,624	$ 62,876

MLI Market Capitalization   Dividends Paid
(dollars in millions)



2000
2001
2002

[illegible] in the form of 6% Subordinated Debentures due 2014.

TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

Mueller's results for 2004 exceeded our corporate plan, principally due to an improvement in our largest business, copper tube. Net income in 2004 was $79.4 million, 75 percent more than in the prior year. Earnings per diluted share were $2.15 for 2004 compared with $1.23 for 2003.

Net sales in 2004 totaled $1.38 billion, which was 38 percent higher than the year before. The increase in sales was largely due to the remarkable rise in the price of copper, our principal raw material. The average price of copper in 2004 was 59 percent higher than in 2003. Mueller endeavors to pass on to its customers the fluctuating price of copper, and in 2004 we were successful in doing so. Pounds of product shipped in 2004 totaled 735 million pounds compared with 696 million pounds in 2003.

Mueller Commences Paying a Regular Dividend and Pays a Special Dividend

Early in 2004, our Board of Directors declared our first regular quarterly dividend of ten cents per share. The first quarterly dividend was paid on March 15, 2004.

In addition, later in the year, the Board authorized the payment of a Special Dividend of $15.00 per share. This was paid on October 26, 2004, in the form of $6.50 per share in cash and $8.50 per share in a 10 year Debenture bearing interest at six percent per annum. The effect of the Special Dividend was to restructure our balance sheet, thereby reducing stockholder equity, while providing an opportunity for a much improved return on investment. We anticipated that the Special Dividend would result in a substantial enhancement of stockholder value and, as of this writing, that has occurred.

Mueller Financial Position is Excellent

Our restructured balance sheet remains strong. Our current ratio is 2.5 to 1, and our working capital is $275 million.

Nearly all our debt consists of the Debentures we issued last October to our shareholders. The Debentures, by their terms, are due in 10 years and are subordinated to bank borrowings and other designated senior indebtedness. Currently we have access to $150 million of bank borrowings through a credit facility with a syndicate of commercial banks. In addition, we expect to continue to generate a strong cash flow in 2005 as we did in 2004.

Standard Products

Our operating results improved on the strength of higher margins, particularly on copper tube and fittings in the first half of 2004; both volume and margins weakened somewhat during the second half. European operations were also solidly profitable. Overall plastic fittings produced strong results despite less than desirable margins in the pressure plastic lines.

Subsequent to year-end, we negotiated a renewal of our union labor agreement at our Fulton, Mississippi, copper tube operation. Through cooperation to address work rules and health benefit costs, we have taken an important step forward in mitigating rising health benefit costs that threaten our competitive position. In our ever increasingly competitive global economy, our primary objective is to be a low cost source of the products we manufacture or sell.

Our B&K operation enjoyed another good year. The B&K line of imported plumbing specialties complements our product line of manufactured goods offering our customers one of the broadest lines in the market.

During the year we undertook a review of our distribution network. Consequently, we restructured our distribution centers to achieve focus on customer channels and increase our presence on the West Coast. By doing so, we hope to improve customer service while reducing our finished goods inventory requirements by increasing throughput.

Industrial Products

As both volumes and spreads increased modestly, our Brass Rod business posted improved results in 2004. Although domestic consumption of brass rod increased over 2003, it remains well below the peak levels of 2000. Profitability improvements will be challenging in this environment.

Our Forgings, Impacts, and Micro-Gauge businesses posted good results and continue to have new opportunities in a variety of markets and materials.

Gas Products had its best year as we increased volume while a key competitor struggled to maintain its customer service. We are working to solidify new customer relationships for long-term mutual advantage.



Harvey L. Karp



William D. O'Hagan

Acquisitions in 2004

[illegible]

Business Outlook for 2005

[illegible]

[illegible] available for sale [illegible] job growth over [illegible] months was the best in [illegible] household income [illegible] building construction [illegible] in 2005 as [illegible] continue to be [illegible]

[illegible] which will [illegible] rates to [illegible] housing prices will at some [illegible] these economic trends [illegible] at least, however, we [illegible] believe 2005 will be [illegible] good year for Mueller.

[illegible]

In closing, we [illegible] and appreciation to our [illegible] and dedicated employees [illegible] achievements are [illegible]

Sincerely,

Harvey L. Karp
Chairman of the Board

William D. O'Hagan
President and Chief Executive Officer

March 8, 2005

OPERATIONAL OVERVIEW



Standard Products Division

Plants	Products and Applications	Customers
Fulton, Mississippi Wynne, Arkansas	· Water tube, in straight lengths and coils, for plumbing and construction · Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning · Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc. · Line sets for controlling the flow of refrigerant gases	· Plumbing wholesalers, home centers, and hardware wholesalers and co-ops · Air-conditioning and refrigeration wholesalers and OEMs · Mueller's copper fittings plants and OEMs · Wholesalers and OEMs
Fulton, Mississippi Covington, Tennessee Port Huron, Michigan	· Over 1,500 wrot copper elbows, tees and adapters, and assorted fittings for plumbing, heating, air-conditioning, and refrigeration	· Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
Portage, Michigan Cerritos, California Upper Sandusky, Ohio Port Pierce, Florida	· A broad line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, and pressure applications in housing and commercial construction, recreational vehicles, and manufactured housing	· Plumbing wholesalers, home centers, hardware wholesalers and co-ops, distributors to the manufactured housing and recreational vehicle industry, and irrigation, pool and spa distributors
Bilston, United Kingdom	· Copper tube in various lengths, diameters, and hardnesses for plumbing, refrigeration, and heating · Industrial tube for redraw, copper fittings, etc.	· Builders' merchants, plumbing, refrigeration, and heating wholesalers · OEMs
Import Distribution: Elk Grove Village, Illinois Monterrey, Mexico Wellington, United Kingdom	· Imports an extensive line of plumbing products including valves, faucets, malleable iron pipe fittings, steel nipples, and plumbing specialties	· Building product retailers · Hardware co-ops and wholesalers · Plumbing wholesalers · Distributors to the manufactured housing and recreational vehicle industry

Industrial Products Division

Plants	Products and Applications	Customers
Port Huron, Michigan	· A broad range of brass rod rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment	· OEMs, contract machining companies and distributors
Port Huron, Michigan	· Brass and aluminum hot forgings in various alloys for plumbing brass, valves and fittings, and industrial machinery and equipment	· OEMs and refrigeration wholesalers
Marysville, Michigan Brighton, Michigan	· Cold-formed aluminum and copper products for automotive, industrial, and recreational components · High volume machining of aluminum, steel, brass and cast iron, forgings, impacts, and castings for automotive applications	
Hartsville, Tennessee Carthage, Tennessee	· Valves and custom OEM products for refrigeration and air-conditioning applications	
Jacksboro, Tennessee Waynesboro, Tennessee Middletown, Ohio	· Custom valves and assemblies for the gas appliance and barbecue grill markets	
North Wales, Pennsylvania	· Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.	

TEN YEAR REVIEW

(Dollars in thousands, except per share data)	2004	2003	2002	2001
INCOME STATEMENT DATA				
Net sales	$ 1,379,056	$ 999,078	$ 952,983	$ 969,106
Cost of goods sold	1,115,612	815,849	744,781	740,366
Gross profit	263,444	183,229	208,202	228,740
Depreciation and amortization	40,613	38,954	37,440	39,461
Selling, general, and administrative expense	106,400	94,891	85,006	83,750
Impairment charge	3,941	-	-	-
Operating income	112,490	49,384	85,756	105,529
Interest expense	(3,974)	(1,168)	(1,460)	(3,311)
Other income, net	6,842	3,220	4,171	2,187
Income from continuing operations before income taxes	115,358	51,436	88,467	104,405
Income tax expense	(35,942)	(7,215)	(17,290)	(38,982)
Net income from continuing operations	79,416	44,221	71,177	65,423
Income (loss) from discontinued operations	-	1,160	6,815	1,532
Net income	$ 79,416	$ 45,381	$ 77,992	$ 66,955
Adjusted weighted average shares (000)	36,911	36,861	37,048	37,245
Diluted earnings per share	$ 2.15	$ 1.23	$ 2.11	$1.80
Dividends per share	$ 15.40	$ -	$ -	$ -
BALANCE SHEET DATA				
Cash and cash equivalents	$ 47,449	$ 255,088	$ 217,601	$ 121,862
Current assets	455,331	570,355	500,347	403,913
Working capital	274,513	451,494	393,996	302,425
Total assets	963,731	1,055,184	987,947	916,065
Current liabilities	180,818	118,861	106,351	101,488
Debt	315,978	14,272	18,166	50,973
Stockholders' equity	351,686	814,858	753,523	672,933
SELECTED OPERATING DATA				
Cash provided by operations	$ 154,761	$ 73,416	$ 124,217	$ 121,453
Capital expenditures	$ 19,980	$ 27,236	$ 23,265	$ 46,624
Number of employees	4,535	3,525	3,575	3,420
Current ratio	2.5 to 1	4.8 to 1	4.7 to 1	4.0 to 1
Return on average equity	13.6%	5.8%	10.9%	10.4%
Debt to total capitalization	47.3%	1.7%	2.4%	7.0%
Outstanding shares (000)	36,390	34,276	34,257	33,467
Book value per share	$ 9.66	$ 23.77	$ 22.00	$ 20.11

2000	1999	1998	1997	1996	1995
$ 1,157,660	$ 1,110,361	$ 854,030	$ 843,545	$ 709,850	$ 670,581
887,635	840,364	657,664	665,874	555,570	550,846
270,025	269,997	196,366	177,671	154,280	119,735
34,043	32,901	21,127	19,311	18,317	15,308
90,344	91,420	69,784	60,294	53,670	48,416
-	-	-	-	-	-
145,638	145,676	105,455	98,066	82,293	56,011
(8,623)	(11,090)	(5,517)	(4,920)	(5,153)	(3,922)
7,066	8,317	4,359	4,206	2,080	3,637
144,081	142,903	104,297	97,352	79,220	55,726
(51,096)	(43,541)	(30,309)	(28,338)	(23,862)	(16,441)
92,985	99,362	73,988	69,014	55,358	39,285
(295)	(83)	1,457	756	5,815	5,538
$ 92,690	$ 99,279	$ 75,445	$ 69,770	$ 61,173	$ 44,823
38,096	39,605	39,644	39,250	38,993	38,298
$ 2.43	$ 2.51	$ 1.90	$ 1.78	$ 1.57	$ 1.17
$ -	$ -	$ -	$ -	$ -	$ -
$ 100,268	$ 149,454	$ 80,568	$ 69,978	$ 96,956	$ 48,357
405,171	440,746	382,324	309,051	274,712	211,038
287,322	287,685	239,750	208,494	195,756	143,154
910,276	904,080	874,694	610,776	509,357	450,835
117,849	153,061	142,574	100,557	78,956	67,884
106,884	149,870	194,549	72,093	59,650	75,902
614,105	569,430	502,122	418,040	348,082	285,875
$ 120,619	$ 164,869	$ 91,508	$ 66,131	$ 71,631	$ 49,052
$ 62,876	$ 38,272	$ 45,639	$ 33,396	$ 17,182	$ 40,663
3,965	4,048	4,340	2,961	2,290	2,227
3.4 to 1	2.9 to 1	2.7 to 1	3.1 to 1	3.5 to 1	3.1 to 1
15.7%	18.5%	16.4%	18.2%	19.3%	17.0%
14.8%	20.8%	27.9%	14.7%	14.6%	21.0%
33,358	34,919	35,808	35,017	34,870	34,699
$ 18.41	$ 16.31	$ 14.02	$ 11.94	$ 9.98	$ 8.24

DIRECTORS AND OFFICERS

Board of Directors

Harvey L. Karp
Chairman of the Board, Mueller Industries, Inc.

Alexander P. Federbush [2][3]
President, Queens West Development Corp.

Gennaro J. Fulvio [1][2][3]
Member, Fulvio & Associates, LLP

Gary S. Gladstein [1][3]
Independent investor and consultant

Terry Hermanson [1][2]
President, Mr. Christmas Incorporated

Robert B. Hodes
Of Counsel, Willkie Farr & Gallagher LLP

William D. O'Hagan
President and Chief Executive Officer, Mueller Industries, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

Executive Officers

Harvey L. Karp
Chairman of the Board

William D. O'Hagan
President and Chief Executive Officer

Michael O. Fifer
Executive Vice President

Roy C. Harris
Vice President and Chief Information Officer

William H. Hensley
Vice President, General Counsel and Secretary

Kent A. McKee
Vice President and Chief Financial Officer

Lee R. Nyman
Senior Vice President Manufacturing/Engineering

Other Officers and Management

K.J. Bambas
Vice President–Tax

James E. Browne
Assistant Secretary

Richard W. Corman
Vice President–Controller

Jeffrey A. Martin
Vice President–Finance

Standard Products Division

Michael L. Beasley
Director of Information Systems

Gregory L. Christopher
Vice President, Sales

Daniel R. Corbin
Vice President, Manufacturing–Plastics

W. Christopher Crosby
Vice President, Supply Chain Management

Robert L. Fleeman
Vice President, Export Sales

Melanie K. Franks
Director of Division Accounting

John B. Hansen
Vice President, Marketing

Tommy L. Jamison
Vice President, Manufacturing–Copper Fittings

Normand P. Lebel
General Manager, Copper Tube

Peter D. Berkman
President–B&K Industries

Patrick W. Donovan
Vice President and General Manager–European Operations

Leon Dachner Cirano
President–Mueller Commercial SA

Geoffrey E. Robinson
Managing Director–Vemco Brasscapri Ltd

Industrial Products Division

James H. Rourke
Group Vice President and General Manager–Rod

James T. Davidson
General Manager–Forgings, Impacts, Micro Gauge

John R. Gentile
General Manager–Precision Tube

Mark T. Lang
General Manager–Gas Products

David G. Lockhart
Vice President–Sales

Douglas J. Murdock
General Manager–Refrigeration Products

Kent H. Schenk
Division Controller


MUELLER®
INDUSTRIES, INC.

2004 Annual Report

Consolidated Financial Statements

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

(In thousands, except per share data)

	2004		2003	2002	2001	2000
For the fiscal year:						
Net sales (1)	$ 1,379,056		$ 999,078	$ 952,983	$ 969,106	$ 1,157,660
Operating income (1)	112,490		49,384	85,756	105,529	145,638
Net income from continuing operations	79,416		44,221	71,177	65,423	92,985
Diluted earnings per share from continuing operations	2.15		1.19	1.92	1.76	2.44
Cash dividends per share	6.90	(2)	-	-	-	-
At year-end:						
Total assets	963,731		1,055,184	987,947	916,065	910,276
Long-term debt	310,650	(2)	11,437	14,005	46,977	100,975

(1) From continuing operations

(2) During 2004 the Company paid 40 cents per share in regular ten cent quarterly cash dividends; additionally the Company paid a Special Dividend composed of $6.50 in cash per share and $8.50 per share in the form of 6% Subordinated Debentures due 2014

OVERVIEW

Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, steel nipples, faucets and plumbing specialty products. Mueller's operations are located throughout the United States and in Canada, Mexico, and Great Britain.

The Company's businesses are managed and organized into two segments: (i) Standard Products Division (SPD) and (ii) Industrial Products Division (IPD). SPD manufactures and sells copper tube, and copper and plastic fittings and valves. Outside of the United States, SPD manufactures copper tube in Europe. SPD sells these products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers. IPD manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. IPD sells its products primarily to original equipment manufacturers (OEMs), many of which are in the HVAC, plumbing and refrigeration markets.

New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration, and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products. The following are important economic indicators that impact the Company's businesses. New housing starts in the U.S. were 2.0 million, 1.8 million, and 1.7 million in 2004, 2003, and 2002, respectively. The seasonally adjusted annual rate of the Value of Non-Residential Construction put in place, per the U.S. Census Bureau, was $229.2 billion in 2004, $217.3 billion in 2003, and $216.8 billion in 2002. At December, the average 30 year fixed mortgage rate was 5.75 percent in 2004, 5.88 percent in 2003, and 6.54 percent in 2002.

Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its completed products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects on profitability from fluctuations in material costs by passing through these costs to its customers. The Company's earnings and cash flow are dependent upon these spreads that fluctuate based upon market conditions.

Earnings and profitability are also subject to market trends such as substitute products and imports. Plastic plumbing systems are the primary substitute product; these products represent an increasing share of consumption. Imports of copper tubing from Mexico have increased in recent years, although U.S. consumption is still predominantly supplied by U.S. manufacturers.

Recapitalization through Special Dividend

In September, 2004, the Company authorized a special dividend consisting of $6.50 in cash and $8.50 in principal amount of the Company's 6% Subordinated Debentures due 2014 (the Debentures) for each share of Common Stock (the Special Dividend). The Special Dividend, distributed in the fourth quarter of 2004, substantially reduced the Company's cash position by $245.6 million and its stockholders' equity by $545.1 million, and increased its long-term debt by $299.5 million.

RESULTS OF OPERATIONS

2004 Performance Compared with 2003

Consolidated net sales in 2004 were $1.4 billion, a 38 percent increase over net sales of $999 million in 2003. The increase is primarily attributable to higher raw material costs (which are passed through in the form of higher selling prices as discussed above), and increased volume. Pounds of product sold totaled 735 million in 2004 compared with 696 million pounds sold in 2003. Net selling prices generally fluctuate with changes in raw material prices. The COMEX average copper price in 2004 was approximately $1.29 per pound, or 59 percent more than the 2003 average of 81 cents. This change increased the Company's net sales and cost of goods sold.

Cost of goods sold increased $300 million, to $1.1 billion in 2004. This increase was attributable primarily to higher raw material costs (as discussed above) and increased volume. Gross profit was $263 million or 19.1 percent of net sales in 2004 compared with $183 million or 18.3 percent of net sales in 2003. The increase in gross profit was due to higher spreads in core product lines, primarily copper tube, fittings, and brass rod.

Depreciation and amortization increased to $40.6 million in 2004 from $39.0 million in 2003. Selling, general, and administrative expense increased to $106.4 million in 2004; this $11.5 million increase was due to (i) higher incentive compensation costs resulting from increased volume and profitability of approximately $9.5 million, (ii) increased distribution cost of approximately $2.5 million, and (iii) net reduction of other costs of $0.5 million.

During 2004, the Company recognized a $3.9 million impairment charge related to its subsidiary, Overstreet-Hughes Co., Inc., of which $2.3 million was goodwill and the remainder was property, plant, and equipment. The results of Overstreet-Hughes, a component of IPD, which manufactures tubular components and assemblies primarily for the OEM air-conditioning market, have not met expectations. Furthermore, Overstreet-Hughes' primary customer has announced the closure of its facility that consumes the majority of Overstreet-Hughes' output. Consequently, the Company has reduced its carrying cost in these long-lived assets to its best estimate of fair value. This estimate was determined based on a discounted cash flow method.

Interest expense increased to $4.0 million in 2004 from $1.2 million in 2003. This increase was primarily due to the issuance of the Debentures on October 26, 2004. Other income includes (i) gains on the sale of land for approximately $5.7 million, (ii) interest income on invested cash balances of $2.4 million, and (iii) rents, royalties and other of $1.7 million, offset by equity in loss of an unconsolidated subsidiary (Conbraco Industries, Inc.) of $2.0 million, which includes a provision of $2.3 million for certain federal income tax audit exposures of Conbraco that were assessed in 2004. If an IRS proposed settlement is approved, a reduction of that provision may be recognized.

The expense related to environmental remediation at certain non-operating properties of the Company, classified as non-operating expense, totaled $1.0 million in 2004 compared with $1.2 million in 2003. The environmental expense related to operating properties is included as a component of cost of goods sold and was not significant for the periods presented.

Income tax expense was $35.9 million, for an effective rate of 31 percent, for 2004; this rate is lower than the expected rate due to (i) the recognition of a capital loss carryforward related to sales of land that had a tax basis significantly less than the realized proceeds, (ii) recognition of foreign tax credits, (iii) recognition of foreign net operation loss carryforwards, and (iv) a deferred income tax benefit by reducing a valuation allowance that primarily relates to the closure of open tax years. During 2003, the Company recognized a deferred income tax benefit, upon the closure of the open tax year, by reducing a valuation allowance of $9.3 million related to an operating loss resulting from the 1999 sale of a subsidiary. Realization of the tax benefit occurred during the year of sale.

During 2003 the Company recognized a $1.7 million gain to reflect adjustments to estimates on disposition of Mueller Europe S.A. as no further obligations or contingencies are expected from these discontinued operations.

The Company's employment was approximately 4,500 at the end of 2004 compared with 3,500 at the end of 2003. This increase primarily relates to businesses acquired during 2004.

Standard Products Division

Net sales by SPD were $1.0 billion in 2004 compared with $717.6 million in 2003 for a 39.6 percent increase. Operating income was $108.3 million in 2004 compared with $54.1 million in 2003. This $54.2 million increase in operating profit was due to higher spreads and volume in certain product lines. Of this increase in operating income, approximately $44 million was from copper tube and copper fittings with the remainder attributable to other product lines.

Industrial Products Division

IPD's net sales were $392 million in 2004 compared with $292 million in 2003. Operating income increased by $8.9 million to $20.6 million in 2004 compared with $11.7 million in 2003. This increase is due primarily to improved spreads and volume in brass rod. Of this increase in operating income, approximately $11 million is attributable to Brass Rod, Forgings, Impacts and Micro Gauge, and the balance attributable to other product lines offset by a $3.9 million impairment charge for Overstreet-Hughes (as discussed above).

2003 Performance Compared with 2002

Consolidated net sales in 2003 were $999.1 million, a 4.8 percent increase over net sales of $953.0 million in 2002. Pounds of product sold totaled 695.8 million in 2003 compared with 694.0 million pounds sold in 2002. Net selling prices generally fluctuate with changes in raw material prices. The COMEX average copper price in 2003 was approximately 81 cents per pound, or 13 percent more than the 2002 average of 72 cents. This change impacted the Company's net sales and cost of goods sold, particularly in the later part of the year as COMEX steadily climbed, ending the year at $1.04 per pound.

Cost of goods sold increased $71.1 million, to $815.8 million in 2003. This increase was attributable primarily to higher raw material costs. Gross profit was $183.2 million or 18.3 percent of net sales in 2003 compared with $208.2 million or 21.8 percent of net sales in 2002. The decline in gross profit was due to lower spreads in core product lines, primarily copper tube, fittings, and brass rod. The quarterly gross profit trend bottomed out in the first quarter and steadily improved throughout the year.

Depreciation and amortization increased to $39.0 million in 2003 from $37.4 million in 2002; the increase was due to capital expenditures. Selling, general, and administrative expense increased to $94.9 million in 2003; this $9.9 million increase was due to increases in (i) distribution costs, related to expansion of dedicated warehousing, of $4.3 million, (ii) health and medical benefit plans of $1.2 million, (iii) pension costs of $3.5 million, and (iv) additional provisions for doubtful accounts of $2.8 million that relates primarily to two specific customer accounts that were determined to be uncollectible, offset by a $1.9 million net reduction of other costs.

Interest expense decreased to $1.2 million in 2003 from $1.5 million in 2002. This decrease was primarily due to debt reductions. Environmental expense related to non-operating properties totaled $1.2 million in 2003 compared with $1.6 million in 2002; environmental costs related to operating properties is classified as cost of goods sold and was not significant in 2003 or 2002. Other income was slightly lower due to lower interest income yields on invested cash balances.

Income tax expense declined substantially to $7.2 million, for an effective rate of 14 percent, due to the recognition of a deferred income tax benefit. During the third quarter of 2003, the Company recognized a deferred income tax benefit, upon the closure of the open tax year, by reducing a valuation allowance of $9.3 million related to an operating loss resulting from the 1999 sale of a subsidiary. Realization of the tax benefit occurred during the year of sale.

During 2002, the Company sold its wholly owned subsidiary, Utah Railway Company, and initiated steps to sell or liquidate its French manufacturing operations, Mueller Europe S.A. The Company expects no further obligations or contingencies from these discontinued operations and, therefore, during 2003 it recognized a $1.7 million gain to reflect adjustments to the previous estimates on disposition.

The Company's employment was approximately 3,500 at the end of 2003 compared with 3,600 at the end of 2002.

Standard Products Division

Net sales by SPD were $718 million in 2003 compared with $679 million in 2002 for a 5.6 percent increase. Operating income was $54.1 million in 2003 compared with $79.0 million in 2002. The decline in operating profit was due to lower spreads in certain product lines, primarily copper tube and fittings, and increased distribution costs.

Industrial Products Division

IPD's net sales were $292 million in 2003 compared with $280 million in 2002. Operating income was $11.7 million in 2003 compared with $20.4 million in 2002. Brass rod earnings declined on lower volume and spreads. The division's results also declined due to poor performance of certain product lines including Overstreet-Hughes.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents balance decreased to $47.4 million at year-end. Major components of the 2004 change included $154.8 million of cash provided by operating activities, $70.6 million of cash used in investing activities and $292.3 million of cash used in financing activities.

Net income from continuing operations of $79.4 million in 2004 was the primary component of cash provided by operating activities. Depreciation and amortization of $40.6 million and income tax benefit from exercise of stock options for $31.8 million were the primary non-cash adjustments. Major changes in working capital included a $18.0 million increase in trade accounts receivable due to better volumes and increased selling prices in 2004 compared with 2003, and $26.2 million increase in inventories due to higher raw material costs.

The major components of net cash used for investing activities during 2004 included $20.0 million used for capital expenditures and $56.9 million used for the acquisition of Vemco ($14.6 million) and Mueller Comercial S.A. ($42.3 million).

Net cash used in financing activities totaled $292.3 million consisting of $259.9 million for cash dividends, $6.6 million for debt repayments, $42.6 million for the acquisition of treasury stock offset by the proceeds from the sale of treasury stock of $19.0 million. These treasury stock transactions relate to stock option exercises; the Company made no open market purchases of treasury stock during 2004.

The Company has a $150 million unsecured line-of-credit (Credit Facility) which expires in November 2007. At year-end, the Company had no borrowings against the Credit Facility. Approximately $9.0 million in letters of credit were backed by the Credit Facility at the end of 2004. At December 25, 2004, the Company's total debt was $316.0 million or 47 percent of its total capitalization.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of tangible net worth and meet certain minimum financial ratios. At December 25, 2004 the Company was in compliance with all of its debt covenants.

The Company expects to invest between $20 and $25 million for capital expenditures during 2005.

Contractual cash obligations of the Company at December 25, 2004 included the following:

		Payments Due by Year			
(In millions)	Total	2005	2006-2007	2008-2009	Thereafter
Long-term debt, including capital lease obligations	$ 316.0	$ 5.3	$ 0.7	$ 0.3	$ 309.7
Consulting Agreements	12.7	-	-	2.7	10.0
Operating leases	18.9	5.8	8.1	3.8	1.2
Purchase commitments (1)	171.2	171.2	-	-	-
Total contractual cash obligations	$ 518.8	$ 182.3	$ 8.8	$ 6.8	$ 320.9

(1) Purchase commitments include $16.7 million of open fixed price purchases of raw materials. Additionally, the Company has contractual supply commitments, totaling $154.5 million at year-end prices, for raw materials consumed in the ordinary course of business; these contracts contain variable pricing based on COMEX.

The above obligations will be satisfied with existing cash, the Credit Facility, and cash generated by operations. Additionally, the cash flow to fund pension and OPEB obligations was $1.9 million in 2004 and in 2003. During 2004 and 2003, funded pension assets recovered a significant portion of market value declines experienced in 2002. The Company has no off-balance sheet financing arrangements except for the operating leases identified above.

Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories and accounts receivable. Since the end of the third quarter of 2003, there has been a significant increase in COMEX copper prices. From the September 30, 2003 close through the end of 2004, the cost has risen to approximately $1.45 per pound, or approximately 80 percent.

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its Common Stock during each quarter of 2004. Additionally, the Company distributed a Special Dividend composed of $6.50 in cash and $8.50 in principal amount of the Company's 6% Subordinated Debentures due 2014 per share of Common Stock. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

Management believes that cash provided by operations, the Credit Facility, and currently available cash of $47.4 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio was 2.5 to 1 at December 25, 2004.

The Company's Board of Directors has authorized the repurchase, until October 2005, of up to ten million shares of the Company's Common Stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 25, 2004, the Company had repurchased approximately 2.4 million shares under this authorization.

Environmental Matters

The Company ended 2004 with total environmental reserves of approximately $9.5 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

MARKET RISKS

The Company is exposed to market risk from changes in raw material costs, foreign currency exchange, and energy costs. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Cost and Availability of Raw Materials and Energy

Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of metal, to the extent not reflected in prices for the Company's finished products, or the lack of availability could materially and adversely affect the Company's business, results of operations and financial condition.

The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize forward contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize forward contracts to manage price risk associated with inventory. The effective portion of gains or losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open forward contracts to purchase approximately $0.7 million of copper over the next three months.

Futures contracts may also be used to manage price risk associated with natural gas purchases. The effective portion of gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. At year-end, the Company held open hedge forward contracts to purchase approximately $1.3 million of natural gas over the next three months.

Interest Rates

At December 25, 2004 and December 27, 2003, the fair value of the Company's debt was estimated at $307.5 million and $15.5 million, respectively, primarily using market yields and taking into consideration the underlying terms of the debt. Such fair value was less than the carrying value of debt at December 25, 2004 by $8.5 million and exceeded the carrying value at December 27, 2003 by $1.2 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounted to $5.9 million at December 25, 2004 and $0.2 million at December 27, 2003.

The Company had $5.5 million of variable-rate debt outstanding at December 25, 2004 and none at December 27, 2003. At these borrowing levels, a hypothetical 10 percent increase in interest rates would have had an insignificant unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposure on floating-rate debt is based on LIBOR.

Foreign Currency Exchange Rates

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed-rate contracts to hedge such transactional exposures. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon collection of receivables. At year-end, the Company had no open forward contracts to exchange foreign currencies.

The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, the Euro, and the Mexican peso. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $120.8 million at December 25, 2004 and $60.6 million at December 27, 2003. The primary reason for the increase in 2004 is from businesses acquired during the year. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 25, 2004 and December 27, 2003 amounted to $12.1 million and $6.1 million, respectively. This change would be reflected in the equity section of the Company's Consolidated Balance Sheet.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates, assumptions, and judgments that affect the amounts reported in the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters which are inherently uncertain. The accounting policies and estimates that are most critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation

Inventories are valued at the lower of cost or market. The most significant component of the Company's inventory is copper; the domestic copper inventories are valued under the LIFO method. The market price of copper cathode and scrap are subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse or positive impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Deferred Taxes

Deferred tax assets and liabilities are recognized on the difference between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records a valuation allowance to reduce its deferred tax asset to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through an increase to income in the period that such determination is made.

Environmental Reserves

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants; internal analyses of clean-up costs, ongoing monitoring costs, and estimated legal fees; communications with regulatory agencies; and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to certain non-operating properties are classified as non-operating expense on the consolidated statements of income.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (i.e., bankruptcy filings or substantial down-grading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (i.e., greater than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), *Share-Based Payment,* which is a revision of SFAS No. 123 and supersedes Accounting Principals Board Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. The Company is required to adopt the provisions of SFAS No. 123(R) effective as of the beginning of the third quarter of 2005. SFAS No. 123(R) provides alternative methods of adoption which include prospective application and a modified retroactive application. The Company is currently evaluating the financial impact, including the available alternatives of adoption, of SFAS No. 123(R). SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in 2004 for such excess tax deductions was $31.8 million.

In November 2004, the FASB issued SFAS No. 151, *Inventory Cost.* This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement is effective for inventory cost incurred during fiscal years beginning after June 15, 2005. This statement will be considered and adopted by the Company at the appropriate future point in time. The Company is currently assessing the impact of adopting SFAS No. 151 to its consolidated results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results, and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political, and technological factors, among others, the absence of which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) the domestic housing and commercial construction industry environment; (iii) availability and price fluctuations in commodities (including copper, natural gas, and other raw materials, including crude oil that indirectly effects plastic resins); (iv) competitive factors and competitor responses to the Company's initiatives; (v) stability of government laws and regulations, including taxes; (vi) availability of financing; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 25, 2004, December 27, 2003, and December 28, 2002

(In thousands, except per share data)	2004	2003	2002
Net sales	$ 1,379,056	$ 999,078	$ 952,983
Cost of goods sold	1,115,612	815,849	744,781
Gross profit	263,444	183,229	208,202
Depreciation and amortization	40,613	38,954	37,440
Selling, general, and administrative expense	106,400	94,891	85,006
Impairment charge	3,941	-	-
Operating income	112,490	49,384	85,756
Interest expense	(3,974)	(1,168)	(1,460)
Other income, net	6,842	3,220	4,171
Income from continuing operations before income taxes	115,358	51,436	88,467
Income tax expense	(35,942)	(7,215)	(17,290)
Income from continuing operations	79,416	44,221	71,177
Discontinued operations, net of income taxes:			
Loss from operation of discontinued operations	-	(539)	(886)
Gain on disposition of discontinued operations	-	1,699	7,701
Net income	$ 79,416	$ 45,381	$ 77,992
Weighted average shares for basic earnings per share	35,321	34,264	33,993
Effect of dilutive stock options	1,590	2,597	3,055
Adjusted weighted average shares for diluted earnings per share	36,911	36,861	37,048
Basic earnings (loss) per share:			
From continuing operations	$ 2.25	$ 1.29	$ 2.09
From discontinued operations	-	(0.02)	(0.03)
From gain on disposition of discontinued operations	-	0.05	0.23
Basic earnings per share	$ 2.25	$ 1.32	$ 2.29
Diluted earnings (loss) per share:			
From continuing operations	$ 2.15	$ 1.19	$ 1.92
From discontinued operations	-	(0.01)	(0.02)
From gain on disposition of discontinued operations	-	0.05	0.21
Diluted earnings per share	$ 2.15	$ 1.23	$ 2.11
Dividends per share	$ 15.40	$ -	$ -

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 25, 2004 and December 27, 2003

(In thousands)	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 47,449	$ 255,088
Accounts receivable, less allowance for doubtful accounts of $3,925 in 2004 and $4,734 in 2003	201,396	163,006
Inventories	187,853	140,548
Current deferred income taxes	15,276	9,035
Other current assets	3,357	2,678
Total current assets	455,331	570,355
Property, plant, and equipment, net	335,610	345,537
Goodwill	136,615	104,849
Other assets	36,175	34,443
Total Assets	$ 963,731	$ 1,055,184

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 25, 2004 and December 27, 2003

(In thousands, except share data)	2004	2003
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 5,328	$ 2,835
Accounts payable	79,723	42,081
Accrued wages and other employee costs	37,992	25,631
Other current liabilities	57,775	48,314
Total current liabilities	180,818	118,861
Long-term debt, less current portion	310,650	11,437
Pension liabilities	19,611	18,077
Postretirement benefits other than pensions	13,556	13,566
Environmental reserves	9,503	9,560
Deferred income taxes	67,479	58,379
Other noncurrent liabilities	10,361	10,238
Total liabilities	611,978	240,118
Minority interest in subsidiaries	67	208
Stockholders' equity		
Preferred stock - shares authorized 4,985,000; none outstanding	-	-
Series A junior participating preferred stock - $1.00 par value; shares authorized 15,000; none outstanding	-	-
Common stock - $.01 par value; shares authorized 100,000,000; issued 40,091,502; outstanding 36,389,824 in 2004 and 34,276,343 in 2003	401	401
Additional paid-in capital, common	252,931	259,110
Retained earnings	175,537	655,495
Accumulated other comprehensive income (loss)	3,085	(5,586)
Treasury common stock, at cost	(80,268)	(94,562)
Total stockholders' equity	351,686	814,858
Commitments and contingencies	-	-
Total Liabilities and Stockholders' Equity	$ 963,731	$ 1,055,184

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 25, 2004, December 27, 2003, and December 28, 2002

(In thousands)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Number of Shares	Treasury Stock Cost	Total
Balance, December 29, 2001	40,092	$ 401	$ 261,647	$ 532,122	$ (22,038)	6,625	$ (99,199)	$ 672,933
Comprehensive income:								
Net income	-	-	-	77,992	-	-	-	77,992
Other comprehensive income (loss):								
Foreign currency translation	-	-	-	-	10,706	-	-	10,706
Minimum pension liability adjustment, net of applicable income taxes of $1,153	-	-	-	-	(12,747)	-	-	(12,747)
Change in fair value of derivatives, net of applicable income tax benefit of $386	-	-	-	-	(630)	-	-	(630)
Losses reclassified into earnings from other comprehensive income, net of applicable income tax benefit of $685	-	-	-	-	3,576	-	-	3,576
Comprehensive income								78,897
Issuance of shares from exercise of stock options	-	-	(15,951)	-	-	(1,247)	19,155	3,204
Repurchase of common stock	-	-	-	-	-	456	(14,754)	(14,754)
Tax benefit related to employee stock options	-	-	13,243	-	-	-	-	13,243
Balance, December 28, 2002	40,092	401	258,939	610,114	(21,133)	5,834	(94,798)	753,523
Comprehensive income:								
Net income	-	-	-	45,381	-	-	-	45,381
Other comprehensive income (loss):								
Foreign currency translation	-	-	-	-	10,941	-	-	10,941
Minimum pension liability adjustment, net of applicable income taxes of $3	-	-	-	-	4,277	-	-	4,277
Change in fair value of derivatives, net of applicable income taxes of $156	-	-	-	-	255	-	-	255
Losses reclassified into earnings from other comprehensive income, net of applicable income tax benefit of $45	-	-	-	-	74	-	-	74
Comprehensive income								60,928
Issuance of shares from exercise of stock options	-	-	153	-	-	(19)	236	389
Repurchase of common stock	-	-	-	-	-			-
Tax benefit related to employee stock options	-	-	18	-	-	-	-	18
Balance, December 27, 2003	40,092	401	259,110	655,495	(5,586)	5,815	(94,562)	814,858

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 25, 2004, December 27, 2003, and December 28, 2002

(In thousands)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Number of Shares	Treasury Stock Cost	Total
Balance, December 27, 2003	40,092	$ 401	$ 259,110	$ 655,495	$ (5,586)	5,815	$ (94,562)	$ 814,858
Comprehensive income:								
Net income	-	-	-	79,416	-	-	-	79,416
Other comprehensive income (loss):								
Foreign currency translation	-	-	-	-	8,560	-	-	8,560
Minimum pension liability adjustment, net of applicable income taxes of $2	-	-	-	-	(2)	-	-	(2)
Change in fair value of derivatives, net of applicable income taxes of $134	-	-	-	-	219	-	-	219
Gains reclassified into earnings from other comprehensive income, net of applicable income taxes of $65	-	-	-	-	(106)	-	-	(106)
Comprehensive income								88,087
Dividends	-	-	-	(559,374)	-	-	-	(559,374)
Issuance of shares from exercise of stock options	-	-	(37,957)	-	-	(3,242)	56,935	18,978
Repurchase of common stock	-	-	-	-	-	1,129	(42,641)	(42,641)
Tax benefit related to employee stock options	-	-	31,778	-	-	-	-	31,778
Balance, December 25, 2004	40,092	$ 401	$ 252,931	$ 175,537	$ 3,085	3,702	$ (80,268)	$ 351,686

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 25, 2004, December 27, 2003, and December 28, 2002

(In thousands)	2004	2003	2002
Operating activities:			
Net income from continuing operations	$ 79,416	$ 44,221	$ 71,177
Reconciliation of net income from continuing operations to net cash provided by operating activities:			
Depreciation	40,316	38,531	36,979
Amortization of intangibles	297	423	461
Amortization of Subordinated Debenture costs	26	-	-
Income tax benefit from exercise of stock options	31,778	18	13,243
Impairment charge	3,941	-	-
Deferred income taxes	2,711	(287)	9,686
Provision for doubtful accounts receivable	1,404	3,172	374
Minority interest in subsidiaries, net of dividend paid	(141)	(213)	150
(Gain) loss on disposals of properties	(5,729)	290	(485)
Equity in loss of unconsolidated subsidiary	2,026	460	-
Changes in assets and liabilities, net of businesses acquired:			
Receivables	(17,995)	(35,129)	6,021
Inventories	(26,208)	2,948	(13,744)
Other assets	(2,055)	3,240	(4,154)
Current liabilities	42,913	14,620	3,683
Other liabilities	296	(54)	(91)
Other, net	1,765	1,176	917
Net cash provided by operating activities	154,761	73,416	124,217
Investing activities:			
Proceeds from sale of Utah Railway Company	-	-	55,403
Capital expenditures	(19,980)	(27,236)	(23,265)
Acquisition of businesses	(56,946)	-	(20,457)
Proceeds from sales of properties	6,334	1,412	8,165
Purchase of Conbraco Industries, Inc. common stock	-	(10,806)	(7,320)
Escrowed IRB proceeds	-	449	2,445
Net cash (used in) provided by investing activities	(70,592)	(36,181)	14,971
Financing activities:			
Repayments of long-term debt	(6,608)	(3,894)	(34,119)
Dividends paid	(259,882)	-	-
Acquisition of treasury stock	(42,641)	-	(14,754)
Proceeds from the sale of treasury stock	18,978	389	3,204
Subordinated Debenture issuance costs	(2,187)	-	-
Net cash used in financing activities	(292,340)	(3,505)	(45,669)
Effect of exchange rate changes on cash	532	3,505	719
(Decrease) increase in cash and cash equivalents	(207,639)	37,235	94,238
Cash provided by discontinued operations	-	252	1,501
Cash and cash equivalents at the beginning of the year	255,088	217,601	121,862
Cash and cash equivalents at the end of the year	$ 47,449	$ 255,088	$ 217,601

For supplemental disclosures of cash flow information, see Notes 1, 5, 6, 7, and 13.

See accompanying notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, steel nipples, faucets, and plumbing specialty products. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. Mueller's operations are located throughout the United States and in Canada, Mexico, and Great Britain.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Mueller Industries, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest represents separate private ownership of 25 percent of Ruby Hill Mining Company and 19 percent of Richmond-Eureka Mining Company. The Company accounts for its minority investment in Conbraco Industries, Inc. on the equity method.

Revenue *Recognition*

Revenue is recognized when title passes to the customer either when products are shipped, provided collection is determined to be probable and no significant obligations remain for the Company, or upon the terms of the sale. Estimates for future rebates on certain product lines and bad debts are recognized in the period which the revenue is recorded. The cost of shipping product to customers is expensed as incurred as a component of cost of goods sold.

Cash Equivalents

Temporary investments with original maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 25, 2004 and December 27, 2003, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $46.6 million and $254.9 million, respectively.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (i.e., bankruptcy filings or substantial down-grading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (i.e., greater than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

Inventories

The Company's inventories are valued at the lower of cost or market. The material component of its U.S. copper tube and copper fittings inventories is valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of U.S. copper tube and copper fittings, are valued on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs, and manufacturing overhead.

The market price of copper cathode and scrap are subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse or positive impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation of buildings, machinery, and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment. Repairs and maintenance are expensed as incurred.

Goodwill

Goodwill represents cost in excess of fair values assigned to the underlying net assets of acquired businesses. Under Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill is subject to impairment testing which compares carrying values to fair values and, when appropriate, the carrying value of these assets is required to be reduced to fair value. The Company performs its annual impairment assessment as of the first day of the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. For testing purposes, the Company uses components of its reporting segments; components of a segment having similar economic characteristics are combined. No impairment loss resulted from the 2004 or 2003 annual tests performed under SFAS No. 142; however, as discussed in Note 4, an impairment charge was recognized in the first quarter of 2004. There can be no assurance that additional goodwill impairment will not occur in the future.

Self Insurance Accruals

The Company is primarily self insured for workers' compensation claims and benefits paid under employee health care programs. Accruals are primarily based on estimated undiscounted cost of claims, which includes incurred-but-not-reported claims and are classified as accrued wages and other employee costs.

Environmental Reserves and Environmental Expenses

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants; internal analyses of clean-up costs, ongoing monitoring costs, and estimated legal fees; communications with regulatory agencies; and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to certain non-operating properties are classified as a non-operating expense on the consolidated statements of income.

Earnings Per Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.

Income Taxes

Deferred tax assets and liabilities are recognized on the difference between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records a valuation allowance to reduce its deferred tax asset to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related Interpretations. No stock-based employee compensation expense is reflected in net income because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

(In thousands, except per share data)	2004	2003	2002
Net income	$ 79,416	$ 45,381	$ 77,992
SFAS No. 123 compensation expense, net of income taxes	(2,114)	(2,028)	(2,485)
SFAS No. 123 pro forma net income	$ 77,302	$ 43,353	$ 75,507
Pro forma earnings per share:			
Basic	$ 2.19	$ 1.27	$ 2.22
Diluted	$ 2.09	$ 1.18	$ 2.04
Earnings per share, as reported:			
Basic	$ 2.25	$ 1.32	$ 2.29
Diluted	$ 2.15	$ 1.23	$ 2.11

Concentrations of Credit and Market Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas and different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs, and others.

The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

Derivative Instruments and Hedging Activities

The Company has utilized forward contracts to manage the volatility related to purchases of copper and natural gas, and certain transactions denominated in foreign currencies. In addition, the Company has reduced its exposure to increases in interest rates by entering into an interest rate swap contract. These contracts have been designated as cash flow hedges. In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company has recorded the fair value of these contracts in the Consolidated Balance Sheet. The related gains and losses on the contracts are deferred in stockholders' equity as a component of comprehensive income. With respect to the copper and natural gas contracts, deferred gains and losses are recognized in cost of goods sold in the period in which the related sales or consumption of the commodities are recognized. Deferred gains and losses on foreign currency contracts are recognized in selling, general, and administrative expense in the period in which the foreign sales are collected. Deferred gain or loss on the interest rate swap contract is recognized in interest expense in the period in which the related interest payment being hedged is expensed. To the extent that the changes in the fair value of the contracts do not perfectly offset the changes in the present value of the hedged transactions, that ineffective portion is immediately recognized in earnings. Gains and losses recognized by the Company related to the ineffective portion of its hedging instruments, as well as gains and losses related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness, were not material to the Company's Consolidated Financial Statements. Should these contracts no longer meet hedge criteria in accordance with SFAS No. 133, either through lack of effectiveness or because the hedged transaction is not probable of occurring, all deferred gains and losses related to the hedge will be immediately reclassified from accumulated other comprehensive income into earnings.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to terms of the derivative instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company. As a result, management considers the risk of counterparty default to be minimal.

At December 25, 2004, the Company held open forward commitments to purchase approximately $0.7 million of copper and approximately $1.3 million of natural gas in the next three months.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturity of these instruments. Primarily using market yields, the fair value of the Company's debt instruments were estimated to be $307.5 million and $15.5 million at December 25, 2004 and December 27, 2003, respectively. The fair value of the Company's interest rate swap contract was approximately $0.7 million at December 25, 2004. This value represents the estimated amount the Company would need to pay if such contract were terminated before maturity, principally resulting from market interest rate decreases. The contracted rates on committed forward contracts do not exceed the market rates for similar term contracts at December 25, 2004. The Company estimates the fair value of contracts by obtaining quoted market prices.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Foreign Currency Translation

For foreign subsidiaries, the functional currency is the local currency. Balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included in stockholders' equity as a component of comprehensive income. Transaction gains and losses included in the Consolidated Statements of Income were not significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), *Share-Based Payment,* which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. The Company is required to adopt the provisions of SFAS No. 123(R) effective as of the beginning of the third quarter of 2005. SFAS No. 123(R) provides alternative methods of adoption which include prospective application and a modified retroactive application. The Company is currently evaluating the financial impact, including the available alternatives of adoption, of SFAS No. 123(R). SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in 2004 for such excess tax deductions was $31.8 million.

In November 2004, the FASB issued SFAS No. 151, *Inventory Cost.* This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement is effective for inventory cost incurred during fiscal years beginning after June 15, 2005. This statement will be considered and adopted by the Company at the appropriate future point in time. The Company is currently assessing the impact of adopting SFAS No. 151 to its consolidated results of operations.

Reclassifications

Certain amounts in the prior years Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Note 2 – Inventories

(In thousands)	2004	2003
Raw material and supplies	$ 34,270	$ 22,261
Work-in-process	24,201	20,395
Finished goods	129,382	97,892
Inventories	$ 187,853	$ 140,548

Inventories valued using the LIFO method totaled $36.5 million at December 25, 2004 and $34.2 million at December 27, 2003. At December 25, 2004 and December 27, 2003 the approximate FIFO cost of such inventories was $64.4 million and $42.0 million, respectively.

Note 3 – Property, Plant, and Equipment, Net

(In thousands)	2004	2003
Land and land improvements	$ 9,431	$ 8,753
Buildings	97,679	90,279
Machinery and equipment	497,591	466,006
Construction in progress	5,479	16,976
	610,180	582,014
Less accumulated depreciation	(274,570)	(236,477)
Property, plant, and equipment, net	$ 335,610	$ 345,537

Note 4 – Goodwill

The changes in the carrying amount of goodwill were as follows:

(In thousands)	Standard Products Division	Industrial Products Division	Total
Balance at December 28, 2002	$ 94,859	$ 10,692	$ 105,551
Adjustments to the fair value of businesses acquired during 2002	(789)	87	(702)
Balance at December 27, 2003	94,070	10,779	104,849
Goodwill resulting from acquisitions during the year	33,013	-	33,013
Impairment charge	-	(2,279)	(2,279)
Foreign currency translation adjustment	1,032	-	1,032
Balance at December 25, 2004	$ 128,115	$ 8,500	$ 136,615

The results of the Company's wholly owned subsidiary Overstreet-Hughes Co., Inc. (Overstreet-Hughes) have not met expectations. Initiatives to improve performance have not been successful. Furthermore, Overstreet-Hughes' primary customer has announced the closure of its facility that consumes the majority of Overstreet-Hughes' output. Consequently, during 2004, the Company recognized a $3.9 million non-cash impairment charge related to Overstreet-Hughes and reduced its goodwill by $2.3 million and its carrying cost in long-lived assets by $1.6 million, its best estimate of fair value. This estimate was determined based on a discounted cash flow method.

Note 5 – Long-Term Debt

(In thousands)	2004	2003
6% Subordinated Debentures, due 2014	$ 299,492	$ -
2001 Series IRBs with interest at 6.63%, due 2021	10,000	10,000
Other, including capitalized lease obligations	6,486	4,272
	315,978	14,272
Less current portion of long-term debt	(5,328)	(2,835)
Long-term debt	$ 310,650	$ 11,437

On October 26, 2004, as part of a Special Dividend, the Company issued $299.5 million in principal amount of its 6% Subordinated Debentures (the Debentures) due November 1, 2014. Interest on the Debentures is payable semi-annually on May 1 and November 1, commencing May 1, 2005. The Debentures may be redeemed in whole at any time or in part from time to time at the option of the Company at the following redemption price (expressed as a percentage of principal amount) plus any accrued but unpaid interest to, but excluding, the redemption date:

If redeemed during the 12-month period beginning October 26,

Year	Redemption Price
2004	105%
2005	104
2006	103
2007	102
2008	101
2009 and thereafter	100

The Company has a Credit Agreement (the Agreement) with a syndicate of banks establishing an unsecured $150 million revolving credit facility (the Credit Facility) which matures in November 2007. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) LIBOR plus a variable premium or (ii) the greater of Prime or the Federal Funds rate plus .50 percent. LIBOR advances may be based upon the one, two, three, or six-month LIBOR. The variable premium over LIBOR is based on certain financial ratios, and can range from 37.5 to 67.5 basis points. At December 25, 2004, the premium was 60 basis points. Additionally, a facility fee is payable quarterly on the total commitment and varies from 12.5 to 20.0 basis points based upon the Company's capitalization ratio. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $9.0 million at December 25, 2004. There were no borrowings outstanding as of December 25, 2004.

Borrowings under the Agreement require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. At December 25, 2004 the Company was in compliance with all debt covenants.

Aggregate annual maturities of the Company's debt are $5.3 million, $0.4 million, $0.3 million, $0.2 million, and $0.1 million for the years 2005 through 2009 respectively, and $309.7 million thereafter. Interest paid in 2004, 2003, and 2002 was $1.1 million, $1.2 million, and $1.6 million, respectively. No interest was capitalized in 2004, 2003, or 2002.

The Company has guarantees which are letters of credit issued by the Company generally to guarantee the payment of insurance deductibles and retiree health benefits. The terms of the Company's guarantees are generally one year but are renewable annually as required. The maximum potential amount of future payments the Company could be required to make under its guarantees at December 25, 2004 was $9.1 million.

Note 6 – Stockholders' Equity

On October 26, 2004, the Company distributed a Special Dividend consisting of $6.50 in cash and $8.50 in the principal amount of the Company's 6% Subordinated Debentures due 2014 for each share of Common Stock. Additionally, the Company paid regular quarterly cash dividends of 10 cents per share per quarter in 2004.

The Company's shareholder rights plan expired on November 10, 2004, and was not renewed. This plan was established on November 10, 1994; the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock. Under certain circumstances, each Right entitled the holder to purchase one unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $160 per unit, subject to adjustment.

The Company's Board of Directors has authorized the repurchase, until October 2005, of up to 10 million shares of the Company's Common Stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 25, 2004, the Company had repurchased approximately 2.4 million shares under this authorization.

Components of accumulated other comprehensive income (loss) are as follows:

(In thousands)	2004	2003
Cumulative foreign currency translation adjustment	$ 16,275	$ 7,715
Minimum pension liability, net of income tax	(12,842)	(12,840)
Unrealized derivative losses, net of income tax	(348)	(461)
Accumulated other comprehensive income (loss)	$ 3,085	$ (5,586)

The change in cumulative foreign currency translation adjustment primarily relates to the Company's investment in its U.K. subsidiaries and fluctuations in exchange rates between the British pound sterling and the U.S. dollar. The value of the British pound increased by approximately 8.6 percent compared with the U.S. dollar during 2004.

Note 7 – Income Taxes

The components of income from continuing operations before income taxes were taxed under the following jurisdictions:

(In thousands)

	2004	2003	2002
Domestic	$ 115,488	$ 60,937	$ 90,667
Foreign	(130)	(9,501)	(2,200)
Income from continuing operations before income taxes	$ 115,358	$ 51,436	$ 88,467

Income tax expense attributable to continuing operations consists of the following:

(In thousands)

	2004	2003	2002
Current tax expense:			
Federal	$ 30,920	$ 4,928	$ 6,917
Foreign	642	1,744	287
State and local	1,669	830	400
Current tax expense	33,231	7,502	7,604
Deferred tax expense (benefit):			
Federal	3,020	504	9,215
Foreign	(182)	(869)	137
State and local	(127)	78	334
Deferred tax expense (benefit)	2,711	(287)	9,686
Income tax expense	$ 35,942	$ 7,215	$ 17,290

U.S. income and foreign withholding taxes are provided on the earnings of foreign subsidiaries that are expected to be remitted to the extent that taxes on the distribution of such earnings would not be offset by foreign tax credits.

The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income from continuing operations before income taxes is reconciled as follows:

(In thousands)

	2004	2003	2002
Expected income tax expense	$ 40,375	$ 18,003	$ 30,964
State and local income tax, net of federal benefit	1,160	618	594
Foreign income taxes	(652)	220	1,330
Valuation allowance	(2,605)	(12,190)	(14,928)
Other, net	(2,336)	564	(670)
Income tax expense	$ 35,942	$ 7,215	$ 17,290

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)

	2004	2003
Deferred tax assets:		
Accounts receivable	$ 1,250	$ 1,640
Inventories	1,641	1,523
Pension, OPEB, and accrued items	11,466	11,103
Other reserves	8,818	8,035
Net operating loss carryforwards	10,956	10,175
Capital loss carryforwards	445	1,780
Foreign tax credits	-	2,119
Alternative minimum tax credit carryforwards	-	4,026
Other	846	32
Total deferred tax assets	35,422	40,433
Less valuation allowance	(12,880)	(15,485)
Deferred tax assets, net of valuation allowance	22,542	24,948
Deferred tax liabilities:		
Property, plant, and equipment	73,321	72,884
Other	1,424	1,408
Total deferred tax liabilities	74,745	74,292
Net deferred tax liability	$ (52,203)	$ (49,344)

As of December 25, 2004, the Company had utilized all recognized domestic net operating loss carryforwards, alternative minimum tax credit carryforwards and foreign tax credit carryforwards. As of December 25, 2004, the Company had $1.3 million of capital loss carryforward of which $1.0 million expires in 2005 and $0.3 million expires in 2006.

As of December 25, 2004, the Company had foreign net operating loss carryforwards (foreign NOLs), primarily from U.K. operations, available to offset $36.5 million of foreign subsidiary income. These foreign NOLs have not been recognized, and are available to offset foreign subsidiary income over an indefinite period.

The reduction of the valuation allowance in 2004 was primarily the result of recognition of a deferred income tax benefit upon the closure of open tax years, a reduction of the estimated valuation allowance for foreign tax credit carryforwards, and a reduction of the allowance associated with capital loss carryforwards used to offset capital gains from the sale of non-operating property.

During 2003, the Company recognized a deferred income tax benefit, upon the closure of the open tax year, by reducing a valuation allowance of $9.3 million related to an operating loss resulting from the 1999 sale of a subsidiary. Realization of the tax benefit occurred during the year of sale.

During 2002, the Company realized capital gains totaling approximately $41.4 million, primarily from the sale of Utah Railway Company. Existing capital loss carryforwards, which for financial reporting purposes were entirely reserved by a valuation allowance, were used to offset the 2002 capital gains. The income tax benefit of approximately $14.9 million generated by eliminating this valuation allowance was recognized in 2002 as a reduction to income taxes provided for continuing operations in accordance with SFAS No. 109. No income tax expense was included in the operation of discontinued operations in 2003 whereas $2.7 million was included in 2002.

Income taxes paid (refunded) were approximately $5.0 million in 2004, $0.8 million in 2003, and $(0.2) million in 2002.

The American Jobs Creation Act provides a new deduction for domestic manufacturers. The new deduction phases into effect during the period from 2005 to 2010. The benefit from this deduction in 2005 is expected to be immaterial.

Note 8 – Other Current Liabilities

Included in other current liabilities at year-end were accrued discounts and allowances of $29.6 million at December 25, 2004, and $24.0 million at December 27, 2003, and taxes payable of $13.6 million at December 25, 2004, and $15.5 million at December 27, 2003.

Note 9 – Employee Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. In 2004, the Company changed its accounting principle by accelerating the date for actuarial measurement of its obligation for certain pension plans from year-end to November 30. The Company believes the one-month acceleration of the measurement date is a preferred change as it allows time for management to evaluate and report the actuarial pension measurements as well as evaluate those results in funding decisions. The effect of the change on the obligation and assets of the pension plans did not have a material cumulative effect on pension expense or accrued benefit cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 25, 2004, and a statement of the plans' funded status as of December 25, 2004 and December 27, 2003:

(In thousands)

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
Change in benefit obligation:				
Obligation at beginning of year	$ 132,342	$ 120,654	$ 10,756	$ 10,729
Service cost	1,972	1,766	5	5
Interest cost	7,972	7,495	649	694
Participant contributions	403	351	-	-
Plan amendments	281	-	-	-
Actuarial loss	2,912	3,766	99	146
Benefit payments	(6,116)	(6,234)	(709)	(818)
Settlement	-	(67)	-	-
Foreign currency translation adjustment	4,450	4,611	-	-
Obligation at end of year	$ 144,216	$ 132,342	$ 10,800	$ 10,756
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 114,889	$ 98,251	$ -	$ -
Actual return on plan assets	12,428	18,535	-	-
Employer contributions	1,237	1,047	709	818
Participant contributions	403	351	-	-
Benefit payments	(6,116)	(6,234)	(709)	(818)
Settlement	-	(67)	-	-
Foreign currency translation adjustment	2,983	3,006	-	-
Fair value of plan assets at end of year	$ 125,824	$ 114,889	$ -	$ -
Funded status:				
Funded (underfunded) status at end of year	$ (18,392)	$ (17,453)	$ (10,800)	$ (10,756)
Unrecognized prior service cost	2,570	2,664	(72)	(80)
Unrecognized gain	17,729	17,765	2,774	2,817
Net amount recognized	$ 1,907	$ 2,976	$ (8,098)	$ (8,019)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $114.2 million, $112.5 million, and $91.7 million, respectively, as of December 25, 2004, and $104.6 million, $103.1 million, and $84.1 million, respectively, as of December 27, 2003.

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 25, 2004 and December 27, 2003:

(In thousands)

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
Prepaid benefit cost	$ 8,664	$ 8,203	$ -	$ -
Accrued benefit liability	(19,611)	(18,077)	(8,098)	(8,019)
Accumulated other comprehensive income	12,854	12,850	-	-
Net amount recognized	$ 1,907	$ 2,976	$ (8,098)	$ (8,019)

The components of net periodic benefit cost (income) are as follows:

(In thousands)

	2004	2003	2002
Pension benefits:			
Service cost	$ 1,972	$ 1,766	$ 1,354
Interest cost	7,972	7,495	7,407
Expected return on plan assets	(9,125)	(7,724)	(9,061)
Amortization of prior service cost	373	491	856
Amortization of net loss (gain)	963	1,327	(714)
Net periodic benefit cost (income)	$ 2,155	$ 3,355	$ (158)
Other benefits:			
Service cost	$ 5	$ 5	$ 5
Interest cost	649	694	853
Amortization of prior service cost	(8)	(8)	(8)
Amortization of net gain	142	120	122
Net periodic benefit cost	$ 788	$ 811	$ 972

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
Weighted average assumptions:				
Discount rate	5.91%	6.08%	6.00%	6.25%
Expected return on plan assets	8.06%	8.07%	N/A	N/A
Rate of compensation increases	4.50%	4.25%	N/A	N/A

The assumptions used in the measurement of the Company's net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Weighted average assumptions:						
Discount rate	6.08%	6.42%	7.25%	6.25%	6.75%	6.75%
Expected return on plan assets	8.07%	8.05%	8.10%	N/A	N/A	N/A
Rate of compensation increases	4.25%	4.00%	4.25%	N/A	N/A	N/A

Only one pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 7.4 to 9.9 percent for 2004, gradually decrease to 4.5 percent for 2011, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $899 thousand and the service and interest cost components of net periodic postretirement benefit costs by $56 thousand for 2004. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 2004 by $820 thousand and $52 thousand, respectively. The impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 has been determined to be immaterial.

The weighted average asset allocation of the Company's pension fund assets are as follows:

	Pension Plan Assets	
Asset Category	2004	2003
Equity securities	71 %	71 %
Index funds	10	10
Debt securities	4	6
Cash and equivalents	4	2
Other	11	11
	100 %	100 %

The measurement date for the majority of the plans is November 30.

The Company's pension plan obligations are long-term in nature and, accordingly, the plan assets are invested for the long-term. The Company believes that a diversified portfolio of equity securities (both actively managed and index funds) and private equity funds have an acceptable risk-return profile that, over the long-term, is better than fixed income securities. Consequently, the pension plan assets are heavily weighted to equity investments. Plan assets are monitored periodically. Based upon results, investment managers and/or asset classes are redeployed when considered necessary. Expected rates of return on plan assets were determined based on historical market returns giving consideration to the composition of each plan's portfolio.

The plans' assets do not include investment in securities issued by the Company. The Company expects to contribute approximately $1.3 million to its pension plans and $0.8 million to its other postretirement benefit plans in 2005. The Company expects future benefits to be paid as follows:

(In thousands)

	Pension Benefits	Other Benefits
2005	$ 7,524	$ 821
2006	7,499	835
2007	7,587	838
2008	7,584	842
2009	7,666	840
2010-2014	41,857	3,975
Total	$ 79,717	$ 8,151

The Company sponsors voluntary employee savings plans that qualify under Section 401(k) of the Internal Revenue Code of 1986. Compensation expense for the Company's matching contribution to the 401(k) plans was $2.0 million in 2004, 2003 and in 2002. The Company's match is a cash contribution. Participants direct the investment of their account balances by allocating among a range of asset classes including mutual funds (equity, fixed income, and balanced funds), and money market funds. The plans do not offer direct investment in securities issued by the Company.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation, and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability which totaled $6.1 million in 2004 and $6.3 million in 2003.

The Company maintains a nonqualified, deferred compensation plan, which permits certain management employees to annually elect to defer, on a pretax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred and earnings on the deferrals. Effective January 1, 2005, deferrals ceased. The Company has invested in certain assets to assist in funding this plan. The fair value of these assets, included in other assets, was $7.7 million at December 25, 2004 and $6.7 million at December 27, 2003.

The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.4 million for 2004, and $0.3 million for 2003, and 2002.

Note 10 – Commitments and Contingencies

The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. For non-operating properties, the Company has provided and charged to income $1.0 million in 2004, $1.2 million in 2003, and $1.6 million in 2002 for pending environmental matters. The basis for the provision is updated information and results of ongoing remediation and monitoring programs. Environmental reserves total $9.5 million in 2004 and $9.6 million in 2003. These estimated future costs, which will be funded in future years as remediation programs progress, are not discounted to their present value and are not reduced by potential insurance reimbursements. Management believes that the outcome of pending environmental matters will not materially affect the financial position or results of operations of the Company.

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations. Additionally, the Company may realize the benefit of certain insurance and legal claims in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

The Company has been named as a defendant in several purported class action complaints brought by direct and indirect purchasers alleging anticompetitive activities with respect to the sale of copper plumbing tubes and arising out of conduct allegedly occurring in Europe. Two such purported class actions are pending in the United States District Court for the Western District of Tennessee (the Federal Actions), four are pending in the Superior Court of the State of California, County of San Francisco (the California Actions), and one is pending in the Circuit Court for Shelby County, Tennessee (with the Federal Actions and the California Actions, the Actions). Wholly owned Company subsidiaries, WTC Holding Company, Inc., Deno Holding Company, Inc., and Mueller Europe Ltd. are named in all of the Actions, and Deno Acquisition Eurl is named in all but one of the Actions. All of the Actions, which are similar, seek declaratory and monetary relief. Plaintiffs' motions to consolidate and for appointment of lead counsel in the Federal Actions and plaintiffs' motion to consolidate the California Actions has been granted. The Company has not yet been required to respond to any of the complaints in the Actions. The Company believes that the claims for relief in the Actions are without merit and intends to defend the Actions vigorously.

The Company is aware of investigations of competition in certain markets in which it participates, or has participated in the past, in Europe and Canada. The Company has not been fined as a result of any such investigations and does not anticipate any material adverse effect on its business or financial condition as a result of the European Commission's action or other investigations.

The Company leases certain facilities and equipment under operating leases expiring on various dates through 2011. The lease payments under these agreements aggregate to approximately $5.8 million in 2005, $4.6 million in 2006, $3.5 million in 2007, $2.7 million in 2008, $1.1 million in 2009, and $1.2 million thereafter. Total lease expense amounted to $7.2 million in 2004, $7.0 million in 2003, and $10.6 million in 2002.

The Company has assessed its risk and provided estimated accruals for various potential tax matters in a number of jurisdictions. The ultimate amount of the liabilities, if any, may vary, however, the Company believes it has adequate reserves for its assessed risk.

The Company (1) entered into consulting and non-compete agreements (the Agreements) with Harvey L. Karp, Chairman of the Board, and William D. O'Hagan, Chief Executive Officer, and (2) amended Mr. Karp's employment agreement with the Company. The amendment to Mr. Karp's employment agreement eliminates the three-year rolling term of the agreement and imposes a fixed term ending on December 31, 2007. The Agreements provide for post-employment services to be provided by Messrs. Karp and O'Hagan for a six-year period. During the first four years of the Agreements, an annual fee equal to two-thirds of each executive's Final Base Compensation (as defined in his agreement) will be payable. During the final two years, the annual fee is set at one-third of each Executive's Final Base Compensation. During the term of the Agreements, each executive agrees not to engage in Competitive Activity (as defined in the Agreements) and will be entitled to receive certain other benefits from the Company. The term of Mr. O'Hagan's Agreement will commence upon Mr. O'Hagan's termination of employment by the Company without Cause (as defined in his current employment agreement) or his voluntary resignation from employment with the Company for Good Reason (as defined in his current employment agreement). The term of Mr. Karp's Agreement will commence on the earlier of January 1, 2008 (the day following the end of his fixed employment term) or his termination of employment by the Company without Cause (as defined in his employment agreement) or his voluntary resignation for Good Reason (as defined in his employment agreement). Based upon the value of the non-compete provisions of the Agreements, the Company will expense the value of the Agreements over their term.

Note 11 – Other Income, net

(In thousands)	2004	2003	2002
Rent and royalties	$ 1,773	$ 2,821	$ 2,364
Interest income	2,385	2,466	3,111
Gain (loss) on disposal of properties, net	5,729	(290)	485
Minority interest in income of subsidiaries	(43)	(152)	(150)
Environmental expense	(976)	(1,165)	(1,639)
Equity in loss of unconsolidated subsidiary	(2,026)	(460)	-
Other income, net	$ 6,842	$ 3,220	$ 4,171

Note 12 – Stock Options

The Company follows APB No. 25 in accounting for its stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's incentive stock options equals the market price of the underlying stock on the date of grant.

Under existing plans, the Company may grant options to purchase shares of Common Stock at prices not less than the fair market value of the stock on the date of the grant. Generally, the options vest annually in equal increments over a five-year period beginning one year from the date of the grant. Any unexercised options expire after not more than ten years. No options may be granted after ten years from the date of plan adoption.

Additionally, the Company has granted stock options to key executives as retention incentives and inducements to enter into employment agreements with the Company. Generally, these special grants have terms and conditions similar to those granted under the Company's other stock option plans.

The income tax benefit associated with the exercise of stock options reduced income taxes payable, classified as other current liabilities, by $31.8 million in 2004, $18 thousand in 2003, and $13.2 million in 2002. Such benefits are reflected as additions directly to additional paid-in capital and, therefore, have no effect on the Company earnings.

Concurrent with the Company's recapitalization by Special Dividend, outstanding stock options were adjusted. This equitable adjustment involved an adjustment to the number of shares subject to each outstanding option and an adjustment to the option price. The objective of these adjustments was to maintain the option holders' intrinsic value following issuance of the Special Dividend.

A summary of the Company's stock option activity and related information follows:

(Shares in thousands)

	Options	Weighted Average Exercise Price
Outstanding at December 29, 2001	4,936	$ 7.15
Granted	261	31.79
Exercised	(1,255)	2.80
Expired, cancelled, or surrendered	(21)	30.39
Outstanding at December 28, 2002	3,921	10.06
Granted	281	25.66
Exercised	(24)	21.78
Expired, cancelled, or surrendered	(53)	28.92
Outstanding at December 27, 2003	4,125	10.82
Granted	479	20.77
Exercised	(3,247)	5.90
Expired, cancelled, or surrendered	(68)	26.40
Equitable adjustment to outstanding options	493	
Outstanding at December 25, 2004	1,782	18.78
Options exercisable at:		
December 28, 2002	3,410	$ 7.24
December 27, 2003	3,554	8.03
December 25, 2004	759	18.32

After the equitable adjustment, exercise prices for stock options outstanding at December 25, 2004, ranged from $9.16 to $23.80. The weighted average remaining life of the 1.8 million shares is 7.0 years. The weighted average fair value per option granted was $8.98 in 2004, $10.06 in 2003, and $12.49 in 2002.

Mr. Harvey L. Karp, Chairman of the Company's Board of Directors, exercised options to purchase 2.4 million shares of Company stock during 2004, none during 2003, and 1.2 million shares during 2002. As provided in Mr. Karp's option agreement, the Company withheld the number of shares, at their fair market value, sufficient to cover the minimum withholding taxes incurred by the exercise. These shares withheld have been classified as acquisition of treasury stock in the Company's Consolidated Financial Statements.

As of December 25, 2004, the Company had reserved 1.4 million shares of its Common Stock for issuance pursuant to certain stock option plans.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method. The fair value for these options at the date of grant was estimated assuming weighted average expected life of the options of six years, and dividend yield of 1.3 percent in 2004 and no dividend payments in 2003 and 2002. The weighted average risk free interest rate used in the model was 2.99 percent for 2004, 3.81 percent for 2003, and 3.44 percent for 2002.

The volatility factor of the expected market value of the Company's Common Stock was 0.274 in 2004, 0.331 in 2003, and 0.344 in 2002.

The pro forma information was determined using the Black-Scholes option valuation model. Option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is included in the Summary of Significant Accounting Policies.

Note 13 – Acquisitions and Investments

On August 27, 2004, the Company acquired 100 percent of the outstanding stock of Vemco Brasscapri Limited (Vemco). Vemco, located in Wellington, Somerset, England, is an import distributor of plumbing products with annual sales of approximately $26 million to plumbers' merchants and builders' merchants throughout the U. K. Total consideration paid at closing was approximately $14.6 million.

On December 14, 2004, the Company acquired shares in seven companies and inventory of another (collectively Mueller Comercial S.A.) for an aggregate of $42.3 million, subject to closing adjustments, including $3.0 million for a contingent earn-out payment held in escrow at year-end. These operations include pipe nipple manufacturing in Mexico and import distribution businesses which product lines include malleable iron fittings and other plumbing specialties. The combined sales of Mueller Comercial S.A. are approximately $60 million annually.

On September 27, 2002, the Company acquired certain assets of Colonial Engineering, Inc.'s Fort Pierce, Florida operations. These operations manufacture injected molded plastic pressure fittings for plumbing, agricultural, and industrial use including a line of PVC Schedule 40 and 80 and CPVC fittings. These operations generated sales of approximately $15 million in 2001. The purchase price was approximately $14.1 million.

On August 21, 2002, the Company acquired 100 percent of the outstanding stock of Overstreet-Hughes, Co., Inc. Overstreet-Hughes, located in Carthage, Tennessee, manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market and had sales in 2001 of approximately $8 million. Total consideration paid at closing, including assumption of debt, was approximately $6.3 million. A contingent payment of up to $2 million will be paid if certain financial targets are achieved.

These acquisitions were accounted for using the purchase method of accounting. Therefore, the results of operations of the acquired businesses were included in the Company's Consolidated Financial Statements from their respective acquisition dates. The purchase price for these acquisitions, which was financed by available cash balances, has been allocated to the assets of the acquired businesses based on their respective fair market values. The purchase price of Mueller Comercial S.A. has been preliminarily allocated to the acquired assets based on their estimated fair market value awaiting additional information including appraisals of long-lived assets. Final allocations to the acquired assets and liabilities assumed, as well as resolution of the contingent earn-out will result in future adjustments to goodwill.

The total fair value of assets acquired in 2004 was $80.9 million, consisting primarily of receivables of $20.7 million, inventories of $18.9 million, and properties of $8.4 million. The fair value of liabilities assumed in 2004 was $22.3 million, consisting primarily of $8.3 million of notes payable and $14.0 million of accounts payable and other current liabilities. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of $33.0 million was allocated to goodwill of the Standard Products Division as these acquisitions will broaden the Company's product line in the U.K. and Mexico and should provide opportunities to leverage our manufacturing operations. This goodwill is not deductible for tax purposes.

During 2002, the Company acquired an equity interest in Conbraco Industries, Inc. for $7.3 million in cash; early in 2003, the Company acquired an additional interest for $10.8 million. Conbraco is a manufacturer of flow control products including ball valves, backflow preventers, and plumbing and heating products for commercial and industrial applications. The Company's interest totaled 39 percent of Conbraco's equity at December 25, 2004. This investment is accounted for by the equity method of accounting, and is included in the other assets classification in the Consolidated Balance Sheets. A provision of $2.3 million was assessed in 2004 for certain federal income tax audit exposures of Conbraco. If an IRS proposed settlement is approved, a reduction of that provision may be recognized.

Note 14 – Discontinued Operations

On August 28, 2002, the Company completed the sale of its wholly owned subsidiary, Utah Railway Company. Proceeds from the sale were approximately $55.4 million. The Company recognized a gain of $21.1 million (net of income taxes of $11.6 million) from the sale.

In December 2002, the Company initiated a plan to sell or liquidate its French manufacturing operations, Mueller Europe S. A. A loss of $13.4 million was recognized to write-down this operation to its net realizable value. This loss is net of a $15.2 million income tax benefit related to the operation's cumulative losses previously unrecognized for tax purposes. Included in the loss is a provision to expense the cumulative foreign currency translation adjustment of $2.5 million, which was previously recognized as a component of other comprehensive loss. On March 3, 2003, Mueller Europe S.A. filed a petition for liquidation with the Commercial Court of Provins Province, France and on March 4, 2003 the Court declared the entity to be in liquidation. The disposition of remaining assets and obligations of Mueller Europe S.A. is under the jurisdiction of the Court. In 2003, the Company recognized operating losses from discontinued operations incurred by Mueller Europe S.A. for the period the business operated.

The Company expects no further obligations or contingencies from these discontinued operations and, therefore, during 2003 it recognized a $1.7 million gain to reflect adjustments to the previous estimates on disposition. Operating results of both businesses, net of applicable income taxes, are included in the Consolidated Statements of Income classified as income (loss) from operation of discontinued operations.

Operating results of discontinued operations were as follows:

(In thousands)	2003	2002
Net sales:		
Utah Railway Company	$ -	$ 15,394
Mueller Europe S.A.	2,323	49,767
	$ 2,323	$ 65,161
Income (loss) before income taxes:		
Utah Railway Company	$ -	$ 7,482
Mueller Europe S.A.	(539)	(5,682)
	$ (539)	$ 1,800
Net income (loss):		
Utah Railway Company	$ -	$ 4,812
Mueller Europe S.A.	(539)	(5,698)
	$ (539)	$ (886)

Note 15 – Industry Segments

The Company's reportable segments include its Standard Products Division (SPD) and its Industrial Products Division (IPD). These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income.

SPD manufactures copper tube and fittings, plastic fittings, line sets, steel nipples, cut pipe, and merchant couplings. These products are manufactured in the U.S., Europe, and Mexico. SPD also imports and resells brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products. SPD's products are sold primarily to plumbing and air-conditioning wholesalers, hardware wholesalers and co-ops, and building product retailers.

IPD manufactures brass rod, impact extrusions, and forgings as well as a variety of end-products including plumbing brass; automotive components; valves and fittings; and specialty copper, copper-alloy, and aluminum tubing. These products are sold primarily to OEM customers.

Summarized segment and geographic information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity. Certain expenses related primarily to retiree benefits at inactive operations were formerly combined with the operations of Utah Railway Company under a third industry segment, Other Businesses. Following the sale of Utah Railway Company and its classification as discontinued operations, these expenses of inactive operations have been combined into the unallocated expenses classification. In addition, the operations of Mueller Europe S.A. are classified as discontinued operations and have been eliminated from the operating results of SPD.

Worldwide sales to one customer from the Standard Products Division totaled $170.1 million in 2004, $111.0 million in 2003, and $101.0 million in 2002, which represented 12 percent in 2004 and 11 percent in 2003 and in 2002 of the Company's consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Information:

(In thousands)	2004	2003	2002
Net sales:			
Standard Products Division	$ 1,002,086	$ 717,606	$ 679,264
Industrial Products Division	392,645	292,008	279,591
Elimination of intersegment sales	(15,675)	(10,536)	(5,872)
	$ 1,379,056	$ 999,078	$ 952,983
Depreciation and amortization:			
Standard Products Division	$ 28,309	$ 26,038	$ 24,975
Industrial Products Division	11,158	11,023	10,539
General corporate	1,172	1,893	1,926
	$ 40,639	$ 38,954	$ 37,440
Operating income:			
Standard Products Division	$ 108,265	$ 54,123	$ 78,964
Industrial Products Division	20,562	11,672	20,353
Unallocated expenses	(16,337)	(16,411)	(13,561)
	$ 112,490	$ 49,384	$ 85,756
Expenditures for long-lived assets:			
Standard Products Division	$ 74,536	$ 21,465	$ 27,400
Industrial Products Division	2,338	5,623	11,558
	$ 76,874	$ 27,088	$ 38,958
Segment assets:			
Standard Products Division	$ 691,404	$ 594,236	$ 594,516
Industrial Products Division	179,926	159,303	171,315
General corporate	92,401	301,645	222,116
	$ 963,731	$ 1,055,184	$ 987,947

Geographic Information:

(In thousands)	2004	2003	2002
Net sales:			
United Sates	$ 1,211,178	$ 895,994	$ 870,457
Foreign	167,878	103,084	82,526
	$ 1,379,056	$ 999,078	$ 952,983
Long-lived assets:			
United Sates	$ 416,206	$ 437,182	$ 443,295
Foreign	92,194	47,647	44,305
	$ 508,400	$ 484,829	$ 487,600

Note 16 – Quarterly Financial Information (Unaudited)

(In thousands, except per share data)	First Quarter		Second Quarter	Third Quarter		Fourth Quarter	
2004							
Net sales	$ 345,959		$ 380,822	$ 322,512		$ 329,763	
Gross profit (1)	64,930		77,102	59,324		62,088	
Income from continuing operations	17,960	(3)	27,048	18,754	(4)	15,654	(5)
Net income	17,960		27,048	18,754		15,654	
Basic earnings (loss) per share:							
From continuing operations	0.52		0.77	0.53		0.43	
Basic earnings per share	0.52		0.77	0.53		0.43	
Diluted earnings (loss) per share:							
From continuing operations	0.49		0.73	0.51		0.42	
Diluted earnings per share	0.49		0.73	0.51		0.42	
Dividends per share	0.10		0.10	0.10		15.10	
2003							
Net sales	$ 232,022		$ 248,221	$ 251,053		$ 267,782	
Gross profit (1)	40,107		44,760	49,093		49,269	
Income from continuing operations	4,460		8,979	19,737	(2)	11,045	
Loss from operations of discontinued operations, net of tax	(539)		-	-		-	
Gain on disposition of discontinued operations, net of tax	-		-	1,699		-	
Net income	3,921		8,979	21,436		11,045	
Basic earnings (loss) per share:							
From continuing operations	0.13		0.26	0.58		0.32	
From discontinued operations	(0.02)		-	-		-	
From sale of discontinued operations	-		-	0.05		-	
Basic earnings per share	0.11		0.26	0.63		0.32	
Diluted earnings (loss) per share:							
From continuing operations	0.12		0.24	0.53		0.30	
From discontinued operations	(0.01)		-	-		-	
From sale of discontinued operations	-		-	0.05		-	
Diluted earnings per share	0.11		0.24	0.58		0.30	

(1) *Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.*
(2) *Third quarter of 2003 includes recognition of deferred tax benefit of $9.3 million.*
(3) *First quarter of 2004 includes pre-tax recognition of $3.9 million non-cash impairment charge, $5.2 million non-operating gain on sale of property, and $3.3 million non-operating loss on equity of non-consolidated subsidiary.*
(4) *Third quarter of 2004 includes recognition of deferred tax benefit of $2.8 million.*
(5) *Fourth quarter of 2004 includes pre-tax benefit of $2.8 million resulting from changes in estimates of inventory reserves plus $1.7 million benefit from changes in estimated health care accrual rates.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders of Mueller Industries, Inc.

We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 25, 2004 and December 27, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 25, 2004 and December 27, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 25, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 9 to the consolidated financial statements, in 2004, the Company changed the measurement date for most of its pension plans from year-end to November 30.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Mueller Industries Inc.'s internal control over financial reporting as of December 25, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated March 1, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Memphis, Tennessee
March 1, 2005

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MUELLER®
INDUSTRIES, INC.

Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125
901-753-3200
www.muellerindustries.com

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SECURITY HOLDER INFORMATION

Annual Meeting
The annual meeting of stockholders will be held at the Company's headquarters at 8285 Tournament Drive, Suite 150, Memphis, TN 38125, 10:00 a.m. local time, May 5, 2005

Form 10-K
The Company's Annual Report on Form 10-K is available on the Company's website at www.muellerindustries.com or upon written request:

c/o Mueller Industries, Inc.
8285 Tournament Drive,
Suite 150
Memphis, TN 38125
Attention: Investor Relations

Market for Mueller Securities
- Common stock is traded on the NYSE – Symbol MLI.
- 6% Subordinated Debentures due 2014 are traded over-the-counter.

Transfer Agent, Registrar and Paying Agent
To notify the Company of address changes, lost certificates, dividend payments, or account consolidations, security holders should contact:

Continental Stock Transfer
& Trust Co.
17 Battery Place
New York, NY 10004
(212) 509-4000

NYSE Certifications
The Company submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2004. The Company filed with the SEC the CEO/CFO Certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for 2004 and 2003.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Memphis, Tennessee

CAPITAL STOCK INFORMATION

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its common stock during each quarter of 2004. Additionally, the Company distributed a Special Dividend composed of $6.50 in cash and $8.50 in principal amount of its 6% Subordinated Debentures due 2014 per common share. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2004 and 2003 reduced by the difference between the closing price on October 26, 2004, and the opening price on October 27, 2004, or $14.57 per share, to adjust for the recapitalization by Special Dividend were as follows:

	High	Low	Close
2004			
Fourth quarter	$ 32.67	$ 25.85	$ 32.17
Third quarter	28.53	20.53	27.70
Second quarter	22.36	15.94	21.12
First quarter	21.11	15.28	18.24
2003			
Fourth quarter	$ 20.26	$ 10.38	$ 20.26
Third quarter	15.08	10.83	10.83
Second quarter	13.81	10.13	12.49
First quarter	13.66	8.42	10.35

As of March 1, 2005, the number of holders of record of Mueller's common stock was approximately 1,850. On March 1, 2005, the closing price for Mueller's common stock on the New York Stock Exchange was $ 31.55.

Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125
901-753-3200
www.muellerindustries.com